United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-19728

Granite Broadcasting Corporation (Exact name of registrant as specified in its charter)
767 Third Avenue, 34th Floor New York, New York 10017 (212) 826-2530 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Cumulative Convertible Exchangeable Preferred Stock, $.01 par value per share (Title of each class of securities covered by this Form)
Common Stock (Nonvoting), $.01 par value per share (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Granite Broadcasting Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRANITE BROADCASTING CORPORATION
Date: May 7, 2002	By:	/s/ LAWRENCE I. WILLS Lawrence I. Wills Senior Vice President